UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported) July 13, 2006

PORTLAND GENERAL ELECTRIC COMPANY

(Exact name of registrant as specified in its charter)

Oregon	**Commission File Number**	**93-0256820**
(State or other jurisdiction of incorporation or organization)	1-5532-99	(I.R.S. Employer Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 - Company's Business and Operations

Item 1.01 Entry into a Material Definitive Agreement.

Non-Employee Director Compensation

On July 13, 2006, the Board of Directors (Board) of Portland General Electric Company (PGE, or the Company), acting upon recommendations of an outside compensation consultant retained by the Board, approved changes to the compensation arrangements for the Company's non-employee directors. The change in compensation is designed to bring the compensation of the Company's directors in line with that of comparable publicly traded electric utilities. The following chart details the compensation arrangements for the Company's non-employee directors:

Annual Cash Retainer Fee	$30,000
Annual Cash Retainer for Chair of the Board	75,000
Annual Cash Retainer Fee for Audit Committee Chair	15,000
Annual Cash Retainer for Other Committee Chairs	7,500
Board Meeting Fees	
for attendance in person	3,000
for telephone attendance	1,000
Committee Meeting Fees	
for attendance in person	3,000
for telephone attendance	1,000
Annual Grant of Restricted Stock Units	30,000

The Annual Cash Retainers and Board and Committee Meeting Fees are paid quarterly in arrears and are effective beginning with the quarter ended September 30, 2006.

The number of Restricted Stock Units is determined by dividing $30,000 by the closing price of the Company's common stock on the date of grant. The initial Annual Restricted Stock Grant of 1,201 units for each director was made on July 13, 2006, and will be made on or about July 1 each year thereafter. Each Restricted Stock Unit represents the right to receive one share of the Company's common stock at a future date. Provided that the director remains a non-employee member of the Board of Directors, the Restricted Stock Units will vest in equal quarterly installments on the last day of each calendar quarter and will be settled exclusively in shares of the Company's common stock. The initial vesting will be on September 30, 2006.

The non-employee directors were also granted one Dividend Equivalent Right with respect to each Restricted Stock Unit. Each Dividend Equivalent Right represents the right to receive an amount equal to dividends paid on one share of the Company's common stock having a record date between the grant date and vesting date of the related Restricted Stock Unit. The Dividend Equivalent Rights will be settled in cash on the date that the related dividends are paid to holders of the Company's common stock.

The grants were made pursuant to the terms of the Portland General Electric Company 2006 Stock Incentive Plan (Plan), a copy and summary description of which were included in a Form 8-K filing dated February 21, 2006, and are subject to the terms and conditions of the Plan and individual award agreements between the Company and each director. A form of the Restricted Stock Unit agreement for directors is attached hereto as Exhibit 10.1.

In addition, the Company will reimburse certain expenses related to service on the Board, including expenses in connection with attendance at Board and Committee meetings.

Performance Stock Unit and Restricted Stock Unit Grants

On July 13, 2006, the Compensation and Human Resources Committee (Committee) of the Board approved the grant of Restricted Stock Units and/or Performance Stock Units to officers and certain key employees of PGE. Each Restricted Stock Unit and Performance Stock Unit represents the right to receive one share of the Company's common stock at a future date, subject to applicable vesting requirements. The grants were made pursuant to the terms of the Plan and are subject to the terms and conditions of the Plan and individual award agreements between the Company and each grantee.

Key provisions of the grants made to the Company's "named executive officers" (as defined in Item 402(a)(3) of Regulation S-K) are summarized below.

Performance Stock Unit Grants

The following Performance Stock Units were granted to the Company's named executive officers.

Name	Title	Number of Performance Stock Units Granted
Peggy Y. Fowler	Chief Executive Officer and President	24,439
James J. Piro	Executive Vice President, Finance Chief Financial Officer and Treasurer	6,410
Douglas R. Nichols	Vice President, General Counsel and Secretary	5,528
Stephen M. Quennoz	Vice President, Nuclear and Power Supply/ Generation	3,685
Stephen R. Hawke	Vice President, Customer Service and Delivery	3,685

Performance Stock Units will vest if performance goals related to overall customer satisfaction, electric service power quality and reliability, generating plant availability, and net income (compared to budget) have been met upon the conclusion of a three-year performance period (Performance Period). The number of Performance Stock Units that vest will be calculated by multiplying the number of Performance Stock Units granted by a Performance Percentage determined by the Committee. The Performance Percentage will be calculated based on whether and to what extent the performance goals have been met. The Performance Percentage will be zero if the Company's net income over the Performance Period is less than a specified percentage of budgeted net income, or if none of the performance goals are achieved at specified threshold levels. Upon vesting, the Performance Stock Units will be settled exclusively in shares of PGE common stock. The number of shares paid will range from 0% to 150% of the grant. In the event of death, disability or retirement prior to the end of the Performance Period, a pro rata number of Performance Stock Units may vest and shares paid if the performance goals are met upon conclusion of the Performance Period.

The named executive officers also received one Dividend Equivalent Right for each Performance Stock Unit. Each Dividend Equivalent Right represents the right to receive an amount equal to any dividends paid on a share of the Company's common stock between the grant date and the end of the Performance Period. The Dividend Equivalent Rights will vest on the same basis and at the same time as the Performance Stock Units and will settle exclusively in shares of the Company's common stock. The number of shares will be calculated using the fair market value of the Company's common stock as of the date the Committee determines the Performance Percentage.

A form of the Performance Stock Unit agreement is attached hereto as Exhibit 10.2.

Restricted Stock Unit Grants

The following Restricted Stock Units were granted to the Company's named executive officers.

Name	Title	Number of Restricted Stock Units Granted
Peggy Y. Fowler	Chief Executive Officer and President	12,219
James J. Piro	Executive Vice President, Finance Chief Financial Officer and Treasurer	3,205
Douglas R. Nichols	Vice President, General Counsel and Secretary	2,764
Stephen M. Quennoz	Vice President, Nuclear and Power Supply/ Generation	1,842
Stephen R. Hawke	Vice President, Customer Service and Delivery	1,842

If the service requirements are met, one-third of the Restricted Stock Unit grants will vest on each of the first three anniversaries of the grant date (Vesting Date), beginning on the first anniversary of the grant. The Restricted Stock Units will be settled exclusively in shares of the Company's common stock.

The named executive officers were also granted one Dividend Equivalent Right for each Restricted Stock Unit granted, entitling the grantee to receive an amount equal to dividends paid on a share of the Company's common stock between the grant and the Vesting Date. The Dividend Equivalent Rights will vest and be settled exclusively in shares of PGE common stock valued as of the closing price on the Vesting Date, except that if a Vesting Date falls between a dividend record date and the related dividend payment date, the Dividend Equivalent Rights will vest on the dividend payment date.

A form of the Restricted Stock Unit agreement is attached hereto as Exhibit 10.3.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

Exhibit   Description
(10)   **Material Contracts**

10.1   Form of Directors' Restricted Stock Unit Agreement

10.2   Form of Officers' Performance Stock Unit Agreement

10.3   Form of Officers' Restricted Stock Unit Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PORTLAND GENERAL ELECTRIC COMPANY
(Registrant)

July 14, 2006	By:	/s/ James J. Piro
		James J. Piro
		Executive Vice President, Finance
		Chief Financial Officer and Treasurer

July 14, 2006	By:	/s/ Kirk M. Stevens
		Kirk M. Stevens
		Controller and Assistant Treasurer